UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

X-RITE, INCORPORATED

(Name of Subject Company (Issuer))

TERMESSOS ACQUISITION CORP.

A Wholly-Owned Subsidiary of

DANAHER CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Senior Vice President – General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Wolf, Esq.

Joshua M. Zachariah, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$495,507,055	$56,786

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 86,281,412 shares of voting common stock, par value $0.10 per share. The transaction value also includes the aggregate offer price for (i) 5,434,529 shares issuable pursuant to outstanding options with an exercise price less than $5.55 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $5.55 minus such exercise price and (ii) 382,898 shares issuable pursuant to the vesting of restricted stock units.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$56,786	Filing Party:	Danaher Corporation

Form or Registration No.:	Schedule TO	Date Filed:	April 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and a wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.10 per share (the “Shares”), of X-Rite, Incorporated, a Michigan corporation (the “Company”), at a price of $5.55 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

All the information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 5 is being filed to amend and supplement Item 11 as reflected below.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplement by inserting the following paragraph as the fourth paragraph of the subsection captioned “Foreign Antitrust Laws”:

“On May 9, 2012, Parent and the Company received clearance from the Austrian Federal Competition Authority and the Austrian Federal Cartel Prosecutor. Accordingly, the condition of the Offer relating to the expiration or termination of the antitrust laws of Austria has been satisfied.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2012

TERMESSOS ACQUISITION CORP.

BY:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: President

DANAHER CORPORATION

BY:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 17, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release of Danaher Corporation, dated as of April 10, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on April 10, 2012).*

(a)(1)(G)	Summary Advertisement as published on April 17, 2012.*

(a)(5)(A)	Excerpt from Transcript of Danaher Corporation’s First Quarter 2012 Earnings Call on April 19, 2012.*

(a)(5)(B)	Excerpt from Earnings Press Release of Danaher Corporation, dated as of April 19, 2012.*

(a)(5)(C)	Complaint filed in the United States District Court for the Western District of Michigan, Southern Division, captioned Smith v. X-Rite, Inc., et al., Case No. 1:12-cv-00386 (incorporated by reference to Exhibit (a)(5)(2) to Amendment No. 1 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 25, 2012).*

(a)(5)(D)	Complaint filed in the Circuit Court of State of Michigan in the county of Kent, captioned Balanced Beta Fund v. Utley, et al., Case No. 12-03719-CBB (incorporated by reference to Exhibit (a)(5)(3) to Amendment No. 1 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 25, 2012).*

(a)(5)(E)	Complaint filed in the Circuit Court of State of Michigan in the county of Kent, captioned Johnson v. Vacchiano, et al., Case No. 12-03659-CZB (incorporated by reference to Exhibit (a)(5)(4) to Amendment No. 1 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 25, 2012).*

(a)(5)(F)	Complaint filed in the United States District Court for the Western District of Michigan, Southern Division, captioned Storm v. X-Rite, Inc. et al., Case No. 1:12-CV-00414 (incorporated by reference to Exhibit (a)(5)(5) to Amendment No. 2 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 27, 2012).*

(a)(5)(G)	Memorandum of Understanding, dated as of May 7, 2012 (incorporated by reference to Exhibit (a)(5)(7) to Amendment No. 4 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on May 8, 2012).*

(b)	Not Applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2012, by and among X-Rite, Incorporated, Danaher Corporation, and Termessos Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(2)	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and Sagard Capital Partners, L.P. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(3)	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(4)	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and OEPX, LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(5)	Confidentiality Agreement, dated as of January 29, 2012, by and between Danaher Corporation and X-Rite, Incorporated.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously	filed.